SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Northeast Indiana Bancorp, Inc.
                                (Name of Issuer)

                         Northeast Indiana Bancorp, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    664196102
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Claudia V. Swhier
                             Barnes & Thornburg LLP
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 231-7231
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c. |_| A tender offer.

d. |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

              Transaction Valuation(*)            Amount of Filing Fee**
              ------------------------            ----------------------

                    $414,916                             $48.84

*Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $23.50 by (B) the total number of shares of common stock owned by all such shareholders of record immediately prior to the reverse stock split.

**Determined pursuant to Rule 0-11(b)(1) as $414,916 multiplied by .0001177.

|X| Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $48.84                   Filing Party: Northeast Indiana Bancorp, Inc.

Form or Registration No.: Schedule 13E-3         Date Filed: March 16, 2005

                                  INTRODUCTION

      Northeast Indiana Bancorp, Inc. a Delaware corporation (the "Company") is proposing that the Company's shareholders adopt amendments to the Company's Certificate of Incorporation that will result in a reverse/forward stock split transaction. If the split transaction is completed our registered shareholders who hold only fractional shares after giving effect to the 1-for-125 reverse stock split will receive a payment of $23.50 per share for each pre-split share. If the split transaction is completed, registered shareholders with fewer than 125 shares prior to the reverse stock split will have no interest in the Company and will become entitled only to a cash payment for their shares. The Company expects to pay approximately $415,000 to its shareholders in the aggregate in the reverse stock split. After the Company completes the reverse stock split and identifies those shareholders entitled to payment for their pre-split shares, it will complete a forward stock split in which each share of common stock will be converted into 125 shares of common stock prost-split. As a result, registered shareholders who hold 125 or more shares prior to the split transaction will ultimately hold the same number of shares following the split transaction. The effect of the split transaction will be to reduce the number of shareholders of record to less than 300, which will allow the Company to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by the Company pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder. This Amendment No. 2 amends and supplements the
Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission on March 16, 2005.

      This Amendment No. 2 to Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a revised preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of the common stock of the Company will be given notice of the annual meeting at which they will be asked to approve the reverse and forward stock splits, and to transact any other business properly brought before the annual meeting.

      The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the proxy statement.

      All parenthetical references under the various Items contained in this Amendment No. 2 to the Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

                              TRANSACTION STATEMENT

ITEM 1.  Summary Term Sheet.
(Reg. M-A 1001)

      The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE SPLIT TRANSACTION AND THE ANNUAL MEETING" is hereby incorporated herein by reference.

ITEM 2.  Subject Company Information.
(Reg. M-A 1002)

(a) The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET--NEIB and First Federal Savings Bank" is hereby incorporated herein by reference.

(b) The information set forth in the proxy statement under the caption "ABOUT THE ANNUAL MEETING--Record Date; Voting Power" is hereby incorporated herein by reference.

(c) The information set forth in the proxy statement under the caption "MARKET PRICE OF NORTHEAST INDIANA BANCORP, INC. COMMON STOCK AND DIVIDEND INFORMATION" is hereby incorporated herein by reference.

(d) The information set forth in the proxy statement under the caption "MARKET PRICE OF NORTHEAST INDIANA BANCORP, INC. COMMON STOCK AND DIVIDEND INFORMATION" is hereby incorporated herein by reference.

(e)   Not applicable.

(f) The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION" is hereby incorporated herein by reference.

ITEM 3.  Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))

(a)-(c) The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET--NEIB and First Federal Savings Bank" is hereby incorporated herein by reference.

      The (i) name, (ii) current principal occupation or employment, and the name and principal business of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the past five years, of each of the directors of the Company is incorporated by reference to "Proposal 2 -- Election of Directors of NEIB-Directors" in the proxy statement. Each such person is a United States citizen. Unless otherwise noted, the principal address of each person identified in that section of the proxy statement is 648 North Jefferson Street, Huntington, Indiana 46750.

      The principal business addresses of the businesses for whom such directors have worked during the last 5 years, other than those directors employed by the Bank, are as follows:

Director                             Business Address of Employer

J. David Carnes, M.D.                Family Practice Associates
                                     2003 Stults Road
                                     Huntington, IN 46750

Randall C. Rider                     Lime City Manufacturing Co., Inc.
                                     1470 Etna Avenue
                                     Huntington, IN 46750

Dan L. Stephan                       Variable Annuity Life Insurance Company
                                     5573 W. 700 N.
                                     Huntington, IN 46750
William A. Zimmer
                                     W.A. Zimmer Co. 1700 N. Broadway
                                     Huntington, IN 46750

Information concerning the executive officers of the Company who are not also directors of the Company is as follows:

                                            Position held with
Name                            First Federal Savings Bank and the Company
--------------------------------------------------------------------------------

Randy J. Sizemore   Senior Vice President, Treasurer and Chief Financial Officer

DeeAnn Hammel       Senior Vice President, Secretary and Chief Operating Officer

Thomas P. Frantz    Senior Vice President and Chief Lending Officer

      The business experience of the executive officers who are not also directors is set forth below.

      Randy J. Sizemore is Senior Vice President, Treasurer and Chief Financial Officer, positions he has held since April 2002. Prior to joining First Federal, Mr. Sizemore held positions in a similar capacity with First Community Bancshares, Inc. and its subsidiary, whose principal address was 136 E. Harriman, Bargersville, Indiana 46106, and its subsidiary since 1999, and prior to that he performed similar job functions for another bank holding company. Mr. Sizemore has a total of 11 years experience working with financial institutions.

      DeeAnn Hammel is Senior Vice President, Secretary and Chief Operations Officer, positions she has held since March 1995. Ms. Hammel first joined First Federal in 1975 as a teller. Ms. Hammel is responsible for directing and controlling First Federal's daily activities.

      Thomas P. Frantz is Senior Vice President and Chief Lending Officer, positions he has held since October 2001. Prior to joining First Federal, Mr. Frantz held positions in a lending capacity for

Lake City Bank, 202 E. Center Street, Warsaw, Indiana 46580 since 1995. Mr. Frantz has a total of 29 years experience working with financial institutions.

Each of such executive officers is a United States citizen. Their principal address is 648 North Jefferson Street, Huntington, Indiana 46750.

      Neither the Company nor, to our knowledge, any of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. Terms of Transaction.
(Reg. M-A 1004(a) and (c) through (f))

(a) The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "PROPOSAL 1 -- THE SPLIT TRANSACTION--SPECIAL FACTORS--Overview of the Split Transaction," "--Background of the Split Transaction," "--Reasons for the Split Transaction," "--Fairness of the Split Transaction; "--Board Recommendation," "--Effect of the Split
         Transaction  on  Affiliates,"  "--Determination  of  Fairness  of Split
         Transaction By Affiliates," "--Effects of the Split Transaction on NEIB," "--Accounting Treatment," "--Federal Income Tax Consequences" and "ABOUT THE ANNUAL MEETING-- Vote Required for Approval" is hereby incorporated herein by reference.

(c) The information set forth in the proxy statement under the caption "PROPOSAL 1 -- THE SPLIT TRANSACTION--SPECIAL FACTORS--Fairness of the Split Transaction," "--Structure of the Split Transaction," and "--Effect of the Split Transaction on Affiliates as Stockholders."

(d) The information set forth in the proxy statement under the caption "PROPOSAL 1 -- THE SPLIT TRANSACTION--SPECIAL FACTORS--Appraisal Rights and Dissenters' Rights" is hereby incorporated herein by reference.

(e) The information set forth in the proxy statement under the caption "PROPOSAL 1 -- THE SPLIT TRANSACTION--SPECIAL FACTORS--Fairness of the Split Transaction - Procedural Fairness" is hereby incorporated herein by reference.

(f)      Not applicable.

ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e)

(a) The information set forth in the proxy statement under the caption "PROPOSAL II--ELECTION OF DIRECTORS OF NEIB--Certain Transactions," is hereby incorporated herein by reference.

(b)      Not applicable.

(c) The information set forth in the proxy statement under the caption "PROPOSAL 1 -- THE SPLIT TRANSACTION--SPECIAL FACTORS--Background of the Split Transaction" is hereby incorporated herein by reference.

(e) Certain of the directors and executive officers hold stock option for shares of the Company's common stock. Some have received awards of restricted stock from the Company. Information concerning these stock options and restricted stock grants is incorporated by reference to "PROPOSAL 2 -- ELECTION OF DIRECTORS OF NEIB--Voting Securities and Principal Holders Thereof" in the proxy statement.

ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg. M-A 1006(b) and (c)(1)-(8))

(b) The fractional shares acquired in the reverse stock split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

(c) (1)-(8) The information set forth in the proxy statement under the captions "PROPOSAL 1 -- THE SPLIT TRANSACTION--SPECIAL FACTORS--Background of the Split Transaction" and "--Effects of the Split Transaction on NEIB".

ITEM 7. Purpose(s), Alternatives, Reasons and Effects.
(Reg. M-A 1013)

(a)-(c) The information set forth in the proxy statement under the captions "PROPOSAL I--THE SPLIT TRANSACTION--SPECIAL FACTORS--Background of the Split Transaction," "--Reasons for the Split Transaction," "--Fairness of the Split Transaction," "--Board Recommendation," "--Structure of the Split Transaction" is hereby incorporated herein by reference.

(d) The information set forth in the proxy statement under the captions "PROPOSAL I--THE SPLIT TRANSACTION--Effects of the Split Transaction on NEIB," "--Fairness of the Split Transaction," "--Effect of the Split Transaction on Affiliates," and "--Material Federal Income Tax Consequences" is hereby incorporated herein by reference. The Split Transaction will have no effect on First Federal Savings Bank.

ITEM 8. Fairness of the Transaction.
(Reg. M-A 1014)

(a)-(b) The information set forth in the proxy statement under the captions "PROPOSAL I--THE SPLIT TRANSACTION--Background of the Split Transaction," --Reasons for the Split Transaction," "--Fairness of the Split Transaction," "--Board Recommendation," "--Determination of Fairness of Split Transaction by Affiliates," and "--Fairness Opinion of Financial Advisor" is hereby incorporated herein by reference.

(c) The information set forth in the proxy statement under the captions "PROPOSAL I--THE SPLIT TRANSACTION--SPECIAL FACTORS--Background of the Split Transaction," and "--Fairness of the Split Transaction" is hereby incorporated herein by reference.

(d)-(f) The information set forth in the proxy statement under the captions "PROPOSAL I--THE SPLIT TRANSACTION--SPECIAL FACTORS--Background of the Split Transaction" is hereby incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)

(a)-(c) The information set forth in the proxy statement under the captions "PROPOSAL I--THE SPLIT TRANSACTION--Fairness Opinion of Financial Advisor" is hereby incorporated herein by reference.

         Appendix B to the proxy statement are hereby incorporated in its entirety herein by reference.

ITEM 10. Source and Amount of Funds or Other Consideration. (Reg. M-A 1007)

(a) The information set forth in the proxy statement under the captions "PROPOSAL I--THE SPLIT TRANSACTION--SPECIAL FACTORS--Financing of the Split Transaction" is hereby incorporated herein by reference.

(b)      Not applicable.

(c) The information set forth in the proxy statement under the caption "PROPOSAL I--THE SPLIT TRANSACTION--SPECIAL FACTORS--Fees and Expenses" is hereby incorporated herein by reference.

(d)      Not applicable.

ITEM 11. Interest in Securities of the Subject Company.
(Reg. M-A 1008)

(a) The information set forth in the proxy statement under the caption "PROPOSAL II--ELECTION OF DIRECTORS OF NEIB--Voting Securities and Principal Holders Thereof" is hereby incorporated herein by reference.

(b) The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))

(d) The information set forth in the proxy statement under the captions "ABOUT THE ANNUAL MEETING--Vote Required for Approval," is hereby incorporated herein by reference.

(e) The information set forth in the proxy statement under the captions "Determination of Fairness of Split Transaction by Affiliates" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
(Reg. M-A 1010(a) and (b))

(a)      The  information  set forth in the proxy  statement  under the  caption
         "SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA" and "OTHER MATTERS--Information Incorporated by Reference" is hereby incorporated herein by reference.

(b)      The  information  set forth in the proxy  statement  under the  caption
         "SELECTED   HISTORICAL  AND  PRO  FORMA   FINANCIAL   DATA"  is  hereby
         incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)

(a)-(b)  The  information  set forth in the proxy  statement  under the captions
         "ABOUT  THE  ANNUAL   MEETING--Solicitation  of  Proxies;  Expenses  of
         Solicitation" is hereby incorporated herein by reference.

ITEM 15. Additional Information.
(Reg. M-A 1011(b))

(b)      The  information  set  forth  in the  proxy  statement,  including  all
         appendices   attached  thereto,   is  hereby   incorporated  herein  by
         reference.

ITEM 16.    Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))

(a)      Preliminary Proxy Statement, together with the proxy card.*

(b)      Not applicable.

(c) Fairness Opinion provided by Keefe, Bruyette & Woods, Inc., dated March 16, 2005.**

(d)      Not applicable.

(f)      Not applicable.

(g)      Not applicable.

----------

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on May 2, 2005.

**Incorporated by reference to Appendix B of Exhibit (a).

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2005

NORTHEAST INDIANA BANCORP, INC.


By:     /s/  Stephen E. Zahn
   --------------------------------------
             Stephen E. Zahn
    Chairman and Chief Executive Officer

                                  Exhibit Index

(a)    Preliminary Proxy Statement, together with the proxy card.*

(b)    Not applicable.

(c)(1) Fairness Opinion provided by Keefe, Bruyette & Woods, Inc., dated March 16, 2005.**

(d)    Not applicable.

(f)    Not applicable.

(g)    Not applicable.

----------

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on May 2, 2005.

**Incorporated by reference to Appendix B of Exhibit (a).


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